Material Fact October | 2026

Azul Secures Up to R$2.0 Billion Financing Facility
for Aviation Fuel Payments

São Paulo, October 24, 2026 - Azul S.A. (B3: AZUL3, NYSE: AZUL) (“Azul” or the “Company”), the airline with the largest number of destinations served in Brazil, announces that has entered into a financing transaction of up to R$2.0 billion, covered by the Brazilian Federal Government, through Agência Brasileira Gestora de Fundos Garantidores e Garantias S.A. (“ABGF”), utilizing resources from the Export Guarantee Fund (“FGE”).

The net proceeds will be used exclusively to pay for aviation fuel purchased for its scheduled domestic operations.

This financing is aligned with the Company's long-term strategy and was contemplated as part of its broader plan. The facility further strengthens Azul's liquidity position and provides additional financial flexibility to operate in the current volatile fuel-price environment. Together with the Company's existing cash and recently secured financing initiatives, it reinforces management's confidence in Azul's strategy and liquidity position.

About Azul

Azul S.A. (B3: AZUL3; NYSE: AZUL) is the largest airline in Brazil by number of cities served, operating approximately 800 daily flights to more than 130 destinations. With an operating fleet of over 150 aircraft and more than 14,000 Crewmembers, Azul offers more than 250 direct routes. In 2020, Azul was named the World’s Best Airline by the TripAdvisor Travelers’ Choice awards, becoming the first Brazilian company to receive this recognition. For more information, visit https://ri.voeazul.com.br/.

Contact

Investor Relations
Tel: +55 11 4831 2880
invest@voeazul.com.br

Media Relations
Tel: +55 11 4831 1245
imprensa@voeazul.com.br
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